Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation
ESSA Bank & Trust	Pennsylvania (direct)

ESSA Advisory Services, LLC	Pennsylvania (indirect)

ESSACOR, Inc.	Pennsylvania (indirect)

Pocono Investment Company	Delaware (indirect)

Integrated Financial Corporation	Pennsylvania (indirect)

Integrated Abstract Incorporated	Pennsylvania (indirect) (Subsidiary of Integrated Financial Corporation)